FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For November 19, 2007

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to announce additional assay results from rock grab samples collected during ground evaluation work at the North Rae Uranium Project under option from Azimut Exploration Inc. in the Ungava Bay region of Quebec, Canada. Results provide further support for NWT’s exploration model, which focuses on a large, near-surface uranium deposit that has the potential to be recovered using low-cost bulk mining methods.

“This latest set of results adds important value to our understanding of the widespread uranium mineralization at North Rae and underscores the area’s potential to host Canada’s newest uranium district,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “We are extremely pleased to see that our Quebec rock sample results continue to fall in the range of known uranium deposits in Namibia. At North Rae, we are targeting this same type of high-tonnage, near-surface uranium deposit, which has the potential to be recovered through open-pit mining.”

Results

Assay results from 334 widely spaced surface rock grab samples collected at the Jonas, Aqpiq, Rae-1 (Amittujaq), 46, Tasik, Tasialuk, Ilaluga and Torrent zones as well as adjacent areas reveal values of up to 3.3% U3O8. Of these 334 samples, a total of 233 returned values over 0.01% U3O8, including 116 with values over 0.05% U3O8 and 66 samples with values over 0.1% U3O8. Samples are widely spaced, which underscores the regional nature of the mineralized system underlying North Rae.

Assay results from the Jonas zone show 25 of 54 samples with values over 0.05% U3O8, including one sample that returned 3.3% U3O8 (28,000 ppm uranium). The 25 samples were collected from an area measuring 2,296 x 721 feet (700 x 220 meters).

At Aqpiq, 43 of 48 samples reveal uranium values over 0.05% U3O8, including three samples that returned 1.74%, 1.20% and 1.07% U3O8 respectively. The three samples that returned values over 1.0% U3O8 were collected from two different areas located 984 feet (300 meters) apart. The zone at Aqpiq extends over a 3,280 x 984 foot (1,000 meter x 300 meter) area.

At Amittujaq, 8 of 11 samples returned uranium values over 0.05% U3O8. The eight samples are distributed over a length of 11,500 feet (3,505 meters).

All 12 samples collected at Zone 46 revealed uranium values over 0.02% U3O8. Zone 46 contains a radioactive area measuring 200 meters by 1,000 meters. The sample zone covers a total length of 720 feet (220 meters).

At Tasik, 14 of 16 samples returned uranium values over 0.02% U3O8. The 14 samples are distributed over a length of 2,460 feet (750 meters).

Assay results from the Tasialuk zone show 17 of 28 samples with uranium values over 0.02% U3O8. The 17 samples cover a 1,300-foot (396-meter) area.

At Ilaluga, 23 of 43 samples returned uranium values over 0.02% U3O8. The 23 samples cover a total length of 3740 feet (1,140 meters).

Samples from the Torrent zone were also evaluated, with 17 of 73 samples returning values above 0.02% U3O8. The 17 samples are distributed over a total length of 3,280 feet (1,000 meters).

Uranium values in all eight zones are related to pegmatic dykes as individual dykes or dyke swarms in contact with gneissic rocks (sulphide-bearing paragneiss, granitic gneiss). The dykes are sub-horizontal or sub-vertical to steeply dipping. A map showing the location of the eight zones will be made available on the NWT Uranium web site at www.nwturanium.com.

The table below provides details of samples that returned values above 0.1% U3O8.

SAMPLE ID	URANIUM ppm	U3O8 ppm	U3O8%
5929462	28000	33012	3.30
5929590	14800	17449	1.74
5929133	10200	12026	1.20
5929653	9100	10729	1.07
5929652	5600	6602	0.66
5929105	5560	6555	0.66
5929488	4960	5848	0.58
6399098	4930	5812	0.58
5929475	4670	5506	0.55
5929484	4430	5223	0.52
5929516	4400	5188	0.52
5929138	4070	4799	0.48
5929655	3770	4445	0.44
5929474	3650	4303	0.43
5929379	3500	4127	0.41
5929583	3500	4127	0.41
5929134	3500	4127	0.41
5929507	3480	4103	0.41
5929651	3150	3714	0.37
5929136	2890	3407	0.34
5929481	2630	3101	0.31
5929292	2510	2959	0.30
5929463	2320	2735	0.27
5929597	2160	2547	0.25
5929670	2140	2523	0.25
5929454	2040	2405	0.24
5929599	2040	2405	0.24
5929298	2010	2370	0.24
5929476	1950	2299	0.23
5929135	1940	2287	0.23
5929588	1890	2228	0.22
5929607	1880	2217	0.22
5929545	1660	1957	0.20
5929269	1630	1922	0.19
5929465	1630	1922	0.19
5929209	1630	1922	0.19
5929657	1570	1851	0.19
5929482	1530	1804	0.18
5929669	1520	1792	0.18

5929610	1440	1698	0.17
5929707	1360	1603	0.16
5929615	1310	1544	0.15
5929656	1310	1544	0.15
5929594	1300	1533	0.15
5929582	1270	1497	0.15
5929705	1210	1427	0.14
5929478	1190	1403	0.14
5929390	1190	1403	0.14
5929271	1140	1344	0.13
5929592	1140	1344	0.13
5929497	1070	1262	0.13
5929439	1040	1226	0.12
5929485	1020	1203	0.12
312315	1020	1203	0.12
5929339	996	1174	0.12
5929472	994	1172	0.12
5929295	958	1129	0.11
5929483	944	1113	0.11
5929150	939	1107	0.11
5929506	933	1100	0.11
5929589	917	1081	0.11
5929336	899	1060	0.11
5929109	895	1055	0.11
5929587	891	1050	0.11
5929609	888	1047	0.10
5929591	870	1026	0.10

Additional rock sample results from the 2007 ground exploration program will be announced as they are received and compiled.

Some of the assays returned were below the detection limits of the analytical techniques used to analyze samples. A total of 49 samples were collected in areas adjacent to the zones listed above.

NWT has the right to earn up to 65% ownership of North Rae from Azimut Exploration Inc., as announced in a press release dated March 6, 2006.

Initial assay results were detailed in a press release dated October 16, 2007, which is available at www.nwturanium.com.

Quality Assurance

Grab samples from all zones, collected during 2007 ground evaluation, were submitted to Saskatchewan Research Council of Saskatoon for analysis using aqua regia partial digestion followed by ICP. Industry standard Quality Control/Quality Assurance protocols have been implemented, including insertion of certified reference material

Samples were collected at surface or near surface after small blasting using the Boulder Buster technique (29 sites, 52 samples, average sampling depth of 30cm).”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer
President and CEO

Date: November 19, 2007